UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04049331

November 8, 2004

D. Lynn Van Borkulo-Nuzzo
Executive Vice-President and
Corporate Secretary
Hudson United Bancorp
1000 MacArthur Boulevard
Mahwah, NJ 07430

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11-8-2004

Re: Hudson United Bancorp
Incoming letter dated October 15, 2004

Dear Ms. Van Borkulo-Nuzzo:

This is in response to your letter dated October 15, 2004 concerning the shareholder proposal submitted to Hudson United by Robert D. Morse. We also have received a letter from the proponent dated October 26, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

1000 MacArthur Boulevard
Mahwah, NJ 07430
(201) 236-2641
FAX: (201) 236-2649

D. Lynn Van Borkulo-Nuzzo, Esq.

Executive Vice President
Corporate Secretary
General Counsel
Chief Risk Officer

HUDSON UNITED BANCORP® HUB

October 15, 2004

Office of Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, Judiciary Plaza
Washington, DC 20549

Re: Omission of Hudson United Bancorp Shareholder Proposal

Dear Sir/Madam:

Hudson United Bancorp, a New Jersey corporation, is submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, as notice of its intention to exclude from its proxy materials for the 2005 annual meeting of Hudson United shareholders a proposal, contained in an August 24, 2004 letter from Mr. Robert D. Morse, that Hudson United "return the word 'Against' to all voting cards for the Year 2005 meeting" (the "2005 Proposal").

Hudson United intends to exclude the 2005 Proposal from its proxy materials pursuant to SEC Rule 14a-8(h) and Rule 14a-8(i). Hudson United requests that the Staff of the Division of Corporation Finance not recommend any enforcement action to the Securities and Exchange Commission if the 2005 Proposal is omitted from these proxy materials. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed and a copy of this submission is being sent simultaneously to Mr. Morse via first class mail.. Hudson United intends to file its 2005 proxy materials with the Commission on or about March 10, 2005.

Exclusion under Rule 14a-8(h).

Mr. Morse submitted a proposal on a different matter (his "2004 Proposal")[1] for inclusion in Hudson United's proxy materials for its 2004 annual meeting. Mr. Morse's 2004 proposal was included in Hudson United's definitive proxy materials for its 2004 annual meeting. That

[1] The 2004 Proposal, as it appeared in Hudson United's 2004 proxy statement, read as follows: "Resolved: Management and Directors are requested to consider discontinuing all rights, options, SAR's and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses."

proxy statement was filed with the Commission on March 17, 2004 and the annual meeting was held on April 21, 2004.

Mr. Morse failed to attend the 2004 annual meeting, in person or through a qualified representative, to present his 2004 Proposal, without good cause. Therefore, pursuant to Rule 14a-8(h)(3), Hudson United is entitled to, and intends to, exclude Mr. Morse's 2005 Proposal from its proxy materials for its 2005 annual meeting.

Mr. Morse was well aware of the Proxy Rule requirement that he or a qualified representative attend the meeting and present his proposal, and the consequences for failing to do so. Hudson United included one of Mr. Morse's proposals in the proxy materials for its 2000 annual meeting. Because he failed to attend or send a qualified representative to that meeting, Mr. Morse's next two proposals were excluded from the proxy materials for the Company's 2001 and 2002 annual meetings.

Despite this history, Mr. Morse did not notify Hudson United, either before or after the 2004 annual meeting, that he was unable to attend.

In his August 24, 2004 letter, Mr. Morse did state that he will be "unable to attend . . . , but will try to be represented at" the 2005 meeting. He then indicated that his wife had a mild heart attack at the end of 2003 and requires his nearby presence. We sympathize with Mr. Morse about his wife's illness. On the other hand, the fleeting explanation in his proposal for the 2005 meeting about why he may not be able to attend that meeting in person does not four months after the fact provide a good cause excuse or even explanation for his failure to have a representative or himself present his proposal at the 2004 Annual Meeting in April 2004.

Exclusion under Rule 14a-8(i).

In 2002, Mr. Morse submitted a proposal (the "2003 Proposal") which, though worded differently, was substantially to the same effect as the 2005 Proposal. Hudson United excluded the 2003 proposal from its 2003 proxy materials under Rule 14a-8(i)(2) and received a favorable no-action letter from the Staff in connection with that omission. (Copies of that December 6, 2002 no-action letter and the related inquiries are enclosed). Pursuant to Rule 14a-8(i)(2), and for the reasons set forth in the materials related to the 2003 Proposal, Hudson United is entitled to, and intends to, exclude the 2005 Proposal from its proxy materials for its 2005 annual meeting. An updated opinion letter of Hudson United's outside legal counsel, to the same effect as the opinion letter submitted in connection with the 2003 Proposal, is enclosed.

* * * * *

Thank you for your consideration of this matter.

Sincerely,

D. Lynn Van Borkulo-Nuzzo
Executive Vice-President and
Corporate Secretary

cc: Mr. Robert D. Morse
Mr. Kenneth T. Neilson
Ronald H. Janis, Esq.

PITNEY HARDIN LLP

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(212) 297-5800
FACSIMILE (212) 916-2940

BRUSSELS, BELGIUM
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FACSIMILE 32-02-514-16-59

October 18, 2004

Hudson United Bancorp
1000 MacArthur Boulevard
Mahwah, New Jersey 07430

In connection with the election of directors at the 2005 annual meeting of shareholders of Hudson United Bancorp, a New Jersey corporation (the "Company"), you have asked our opinion as to the effectiveness of a vote by a shareholder "against" a director.

Pursuant to Section 14A:5-24(3) of the New Jersey Business Corporation Act (the "Act"), unless provided otherwise by a company's certificate of incorporation, directors of a company are elected by a plurality of votes cast by shareholders at an election. New Jersey law does not provide shareholders an option to vote against directors who are nominated for election. The only recognized voting options for shareholders under New Jersey law are to vote for a nominee, to not vote, or withhold the vote from the nominee. Although the Act does permit corporations to fashion an alternative method of selecting directors by inclusion of an appropriate provision in the certificate of incorporation, the certificate of incorporation of the Company has no such provision.

The Company's certificate of incorporation does not contain any provision altering or opting out of the otherwise applicable provision of the Act providing that directors shall be elected by a plurality of the votes cast at an election.

If you were to include a mechanism for shareholders to vote "against" a director in an election of directors, the shareholders would be thereby misled into believing that such a "no" vote was in some way determinative in the election. Because, under the Act, such votes "against" would have no impact whatsoever, the inclusion of such a voting mechanism would be misleading to the shareholders.

For the reasons set forth above, as a matter of New Jersey law, in an election of directors where the directors are elected by a plurality vote, a vote "against" a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the laws of the State of New Jersey and the federal law of the United States.

Except for submission of a copy of this letter to the Securities and Exchange Commission in connection with its consideration of inclusion and exclusion of materials in the Company's proxy materials for its 2005 annual meeting, this letter is not to be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon in any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

Pitney Hardin LLP

PITNEY HARDIN LLP

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
Hudson United Bank
1000 MacArthur Boulevard
Mahwah, NJ 67430

Dear Secretary:

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse

Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of The Secretary
Hudson United Bank
1000 MacArthur Boulevard
Mahwah, NJ 67430

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse
Robert D. Morse

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

HUDSON UNITED BANK
2002 DEC 13 P 1:18

December 6, 2002

D. Lynn van Borkulo-Nuzzo, Esq.
Executive Vice President and
Corporate Secretary
Hudson United Bancorp
1000 MacArthur Boulevard
Mahwah, NJ 07430

Re: Hudson United Bancorp
Incoming letter dated November 13, 2002

Dear Ms. van Borkulo-Nuzzo:

This is in response to your letter dated November 13, 2002 concerning the shareholder proposal submitted to Hudson United by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

December 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hudson United Bancorp
Incoming letter dated November 13, 2002

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Hudson United may exclude the proposal under rule 14a-8(i)(2). In this regard, because Hudson United's governing instruments do not opt out of the plurality voting that is otherwise specified by New Jersey law, it appears that implementation of the proposal would result in Hudson United's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Hudson United omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Hudson United relies.

Sincerely,

Grace K. Lee
Special Counsel

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

October 26, 2004
Ph: 856 235 1711

Re: Hudson United Bank Message
Dated October 15, 2004
Received and read October 23, 2004

Ladies and Gentlemen:

Ms. Lynn Van Borkulo-Nuzzo, who signed the letter, is basing her argument for deletion on the basis of "non-attendance" at the last and previous meetings.

She assumes that she was entitled to know before or after of my non-attendance. Thereby leaving an empty seat?

As many years now stated: The non-attendance Rule of the S.E.C. is strictly a deterrent to present a legitimate Proposal, regardless of whether the Proponent is able or not to attend, or cares to expend time, money and effort to comply with such.

The time allowed to speak, usually three to four minutes, nullifies the importance that the attendees hear again what they could read in the Proxy Materials. There is no proof that voting results would be materially affected by such action. Neither does it reach the majority of Shareowners. It is past the time the S.E.C. has corrected this imbalance, given the fact that the nominees for Director, and Management that choose to attend, are using Company funds and time to conduct the Meeting, wherever they choose it to be held.

As fore-informed, I personally will not be able to attend, and the lack of names and addresses of any volunteers to represent me is likewise a problem, to comply with this unfair Rule. It should not be implemented in this or other instances,

It appears that the prior decisions noted and any forthcoming against my right to submit a proper Proxy Proposal are based on the thought that "The S.E.C. can do no wrong", a carryover of Medieval days.

6 copies to S.E.C.
1 copy to Hudson United Bank
Rhymes for stress relief.
Not part of presentation.

Sincerely, Robert D. Morse

Robert D. Morse

COOK

If you aspire to become a Cook,
The place to start is with a book.
You may think the advice is strange,
But you should read before firing the range.
The knowledge is quite plentiful there,
And most of the secrets are laid bare.
There are endless recipes;
Perhaps you might start with one of these:
Find yourself a likely pot,
One of which holds quite a lot.
Clean and chop up some veggies,
Then a chunk of beef in wedgies.
Cover them all with fresh water,
Add the seasonings, as you orter.
Bring this all to a slow boil;
And cook an hour or two, with no oil;
Since that would make a body fat,
And we've seen enough of that !
Now to prove your calling beckons,
Just suppose they ask for seconds ?

Robert Dennis Morse
8 min. 4:00 PM
4-27-01

INDIANS !

If someone at a gathering,"Indians !" should shout,
Wouldn't your reaction be: Savages are about ?
As you in an instant begin to panic,
The inference may not be those this side of the Atlantic.
Just shouting "Indians !" is not very specific,
Some others abound, but not on the Pacific.
India is bordered by the Indian Ocean,
So, I happened to think up this notion:
We could avoid a mistake, I wish to propose,
By referring neatly to our Asiatic friends as:"Indian-ohs!"
If we place together the n's and the o's,
We have a better picture, as everyone knows.

Robert Dennis Morse

NOT EVERYBODY

Not everybody knows how to count to three;
Knowing when to stop is the trick, you see.
My partner started counting, "one, two, three",
Which killed my desire to dance, instantly.
Each time she got to three she paused,
And trouble from foot to knee was caused.
The jerk-stop-go is not my style,
I favor a smooth glide all the while.
Now my leg has been aching more than a week,
But it will be longer before we're cheek to cheek !

QUICK FIX

I chided you once about being late,
Now it's time to bring you up to date.
If you feel you have an ailing clock,
Here's more advice from a clock Doc:
If we're not around in later days,
Just try fixing it with your gaze !

NOBODY TELLS ME

Nobody tells ME what to do !
So, if you start, I'm through with you.
The other day as I prepared a meal,
My partner joined in with zeal.
Things went nicely for a while,
Then he showed a look of beguile.
Soon I began to smell some meat,
He had quietly turned on the heat,
Not a word of advice had he said,
But I know what goes on in his head.
He had craftily switched the meat,
From veal he disliked, to ham, his treat.
I find no answer for this to tell you,
Since nobody tells ME what to do !

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 8, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Hudson United Bancorp
Incoming letter dated October 15, 2004

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Hudson United may exclude the proposal under rule 14a-8(h)(3). We note your representation that Hudson United included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Hudson United omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Hudson United relies.

Sincerely,

Robyn Manos
Special Counsel